UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November 2006
Commission File Number 333-41516

LUNA GOLD CORP.

(Exact name of registrant as specified in its charter)

Suite 920
475 West Georgia Street
Vancouver, BC, Canada V6B 4M9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes _____ No ___X____

If "Yes" is marked, indicate below the file number assigned to the Registrant

in connection with Rule 12g3-2(b):82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luna Gold Corp.

Date: November 29, 2006 /s/   *"Timothy O. Searcy"*

Timothy O. Searcy, President, Chief Executive Officer and a member of the Board of Directors

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description
1	The Unaudited Interim Consolidated Financial Statements for the 3rd quarter ended September 30, 2006.
2	Management's discussion and analysis of financial condition and results of operations for the nine month period ended September 30, 2006.

Interim Consolidated Financial Statements

LUNA GOLD CORP.
(Expressed in United States dollars)

Three-month and nine-month period ended September 30, 2006 and 2005
Period from January 20, 2003 (inception of new business)
to September 30, 2006

LUNA GOLD CORP.
Interim Consolidated Balance Sheets
(Expressed in United States dollars)

	September 30, 2006 (unaudited)		December 31, 2005 (audited)
Assets			
Current assets:			
Cash and cash equivalents	$ 36,705	$	878,477
Short term investments	256,748		--
Amounts receivable (note 9)	38,184		55,382
Prepaid expenses	9,196		27,060
Deposits	--		49,972
Total current assets	340,833		1,010,891
Deposits	11,235		--
Equipment (note 4)	1,284		1,651
Total assets	$ 353,352	$	1,012,542
Liabilities and stockholders' equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 69,183	$	133,448
Payables to related parties (note 7)	9,593		10,445
Total current liabilities	78,776		143,893
Stockholders' equity:			
Common stock, no par value, unlimited authorized shares; issued 24,572,700 at September 30, 2006 and 24,572,700 at December 31, 2005 (note 6)	7,899,276		7,899,276
Additional paid-in capital	182,746		182,746
Deficit before inception of new business	(4,796,115)		(4,796,115)
Deficit accumulated since inception of new business	(3,052,323)		(2,431,352)
Accumulated other comprehensive income:			
Cumulative translation adjustment	40,992		14,094
Total stockholder's equity	274,576		868,649
Total liabilities and stockholders' equity	$ 353,352	$	1,012,542

The accompanying notes are an integral part of these financial statements

Approved on behalf of the Board:

"Tim Searcy"   *"Marcel de Groot"*

/s/ Tim Searcy   /s/ Marcel de Groot
Tim Searcy, Director   Marcel de Groot, Director

LUNA GOLD CORP.
Interim Consolidated Statements of Operations
(Expressed in United States dollars)

Unaudited – Prepared by Management

		Three month period ended September 30,			Nine month period ended September 30,			Period from January 20, 2003 (inception of new business) to September 30, 2006
		2006	2005		2006	2005		
Operating expenses:								
Depreciation and amortization	$	273	$ 808	$	761	$ 2,350	$	6,236
Equity in loss from operation of resource properties joint ventures		--	(152,169)		--	64,792		339,202
Exploration expense		151,429	60,205		239,364	236,002		1,130,630
Filing fees		6,002	1,737		15,500	26,136		81,366
General and administrative		9,352	8,500		26,511	30,250		151,055
Investor relations		--	--		--	2,140		26,423
Management fees to related parties (note 7)		6,685	6,321		19,863	18,380		88,148
Marketing and promotion		2,316	569		3,877	3,140		18,042
Professional fees		65,598	40,878		206,175	126,984		633,978
Rent		3,611	2,796		11,057	8,986		78,056
Travel		7,705	14,642		27,685	50,993		249,928
Wages and benefits		22,777	19,523		68,955	68,551		196,415
Expense recovery		--	--		(18,292)	--		(18,292)
Total expenses		275,748	3,810		601,456	638,704		2,981,187
Loss from operations		(275,748)	(3,810)		(601,456)	(638,704)		(2,981,187)
Foreign exchange gain (loss)		597	(58,096)		(32,114)	(21,154)		(88,969)
Interest income		5,617	3,993		12,599	5,534		19,583
Interest expense		--	--		--	(1,733)		(1,750)
Net loss for the period	$	(269,534)	$ (57,913)	$	(620,971)	$ (656,057)	$	(3,052,323)
Loss per common share, basic and diluted	$	(0.01)	$ (0.00)	$	(0.03)	$ (0.03)	$	(0.17)
Weighted average number of common shares outstanding: basic and diluted		24,358,861	24,358,861		24,358,861	23,859,881		18,382,254

The accompanying notes are an integral part of these financial statements

LUNA GOLD CORP.

Interim Consolidated Statements of Stockholders' Equity

(Expressed in United States dollars)

Unaudited - Prepared by Management

	Common Shares		Additional Paid-In Capital	Deficit accumulated Prior to Inception of New Business
	Shares	Amount		
Balance, December 31, 2004	17,004,865	$ 5,628,926	$ 182,746	$ (4,796,115)
Issuance of common stock on January 19, 2005 private placement	7,567,835	2,270,350	--	--
Balance, December 31, 2005	24,572,700	$ 7,899,276	$ 182,746	$ (4,796,115)
Share issued during the period	--	--	--	--
Balance, September 30, 2006	24,572,700	$ 7,899,276	$ 182,746	$ (4,796,115)

	Deficit Accumulated Since Inception of New Business	Cumulative Translation Adjustment	Total Stockholders' Equity	Comprehensive Income (Loss)
Balance, December 31, 2004	$ (1,542,432)	$ (29,600)	$ (556,475)	$ (1,080,080)
Loss for the period	(888,920)	--	(888,920)	(888,920)
Issuance of common stock on January 19, 2005 private placement	--	--	2,270,350	--
Adjustment to cumulative translation account	--	43,694	43,694	43,694
Balance, December 31, 2005	$ (2,431,352)	$ 14,094	$ 868,649	$ (845,226)
Loss for the period	(620,971)	--	(620,971)	(620,971)
Adjustment to cumulative translation account	--	26,898	26,898	26,898
Balance, September 30, 2006	$ (3,052,323)	$ 40,992	$ 274,576	$ (594,073)

The accompanying notes are an integral part of these financial statements.

LUNA GOLD CORP.

Interim Consolidated Statements of Cash Flows

(Expressed in United States dollars)

Unaudited – Prepared by Management

	Three-month period ended September 30,		Nine-month period ended September 30,		Period from January 20, 2003 (inception of new business) to September 30,
	2006	2005	2006	2005	2006
Cash flow from operating activities:					
Net loss	$ (269,534)	$ (57,913)	$ (620,971)	$ (656,057)	$ (3,052,323)
Items not affecting cash:					
Depreciation and amortization	273	808	761	2,350	6,236
Issuance of shares for exploration	--	--	--	--	23,000
Equity in loss from operations of joint ventures	--	(10,410)	--	206,551	339,202
Changes in operating assets and liabilities:					
Accounts receivable	(2,143)	(18,488)	19,189	(99,508)	12,034
Prepaid expenses	(8,940)	5,000	18,709	1,023	17,015
Accounts payable and accrued liabilities	2,204	7,382	(68,753)	1,172	16,541
Note payable	--	--	--	(49,997)	385
Deposits	(10,837)	--	40,224	--	(7,755)
Net cash used in operating activities	(288,977)	(73,621)	(610,841)	(594,466)	(2,645,665)
Cash flow from investing activities:					
Purchase of short-term investments	--	(2,438)	(647,676)	(303,851)	(647,676)
Redemption of short-term investments	267,451	--	394,340	--	394,340
Purchase/ disposal of equipment	(333)	--	(333)	--	(6,570)
Investment in resource properties joint ventures, net	--	452,130	--	(119,059)	(387,153)
Net cash provided by (used in) investing activities	267,118	449,692	(253,669)	(422,910)	(647,059)
Cash flow from financing activities:					
Payable to related parties	(5,559)	(28,314)	(1,258)	(546,133)	(28,998)
Proceeds from issuance of shares for cash	--	--	--	631,285	3,285,342
Net cash provided by (used in) financing activities	(5,559)	(28,314)	(1,258)	85,152	3,256,344
Increase (decrease) in cash and cash equivalents	(27,418)	347,757	(865,768)	(932,224)	(36,380)
Effect of exchange rate changes on foreign currency denominated cash balances	3,680	66,067	23,996	73,114	39,215
Cash and cash equivalents, beg. of period	60,443	224,925	878,477	1,497,859	33,870
Cash and cash equivalents, end of period	$ 36,705	$ 638,749	$ 36,705	$ 638,749	$ 36,705
Supplemental disclosure:					
Interest income (expense) net	$ 5,617	$ 3,993	$ 12,599	$ 3,801	$ 17,833
Income taxes	--	--	--	--	--
Issuance for common stock for debt	--	--	--	--	23,000
Subscriptions converted to common stock	--	--	--	1,639,065	1,639,065

The accompanying notes are an integral part of these financial statements

LUNA GOLD CORP.
Interim Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Unaudited – Prepared by Management

Three-month and nine-month period ended September 30, 2006 and 2005
Period from January 20, 2003 (inception of new business) to September 30, 2006

1.   **Nature of Operations:**

The Company was incorporated on June 24, 1986 in British Columbia, Canada. On July 14, 1999, the Company was continued into the State of Wyoming. On November 24, 2005, the Company continued into Canada under the Canada Business Corporations Act.

From July 1999 until January 2003, the Company's focus was on the streaming-media business. These efforts ceased in January 2003 as the Company refocused its efforts from the streaming-media business and entered the mining exploration business (note 3). As the Company has no producing properties, the Company is considered to be in the exploration stage and financial information from January 20, 2003, the inception of the mining business, has been presented in these financial statements. Additional debt or equity financing will be required from existing shareholders or third parties in order to provide working capital for operations in the future. This debt or equity may not be available on reasonable terms or on any terms at all.

These financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, currently exists which raise substantial doubt upon the validity of this assumption. For the period ended September 30, 2006, the Company has a loss from operations of $620,971, an accumulated deficit of $3,052,323 since inception of new business, and has incurred an accumulated operating cash flow deficit of $2,645,665 since inception of new business. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.   **Significant Accounting Policies:**

(a)   Basis of presentation:

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

In the opinion of management, these interim consolidated financial statements reflect all adjustments, consisting solely of normal recurring accruals, considered necessary for a fair presentation of the financial position as at September 30, 2006 and 2005 and results of operations and cash flows for the nine-months ended September 30, 2006 and 2005, and the period from January 20, 2003 (inception of new business) to September 30, 2006.

2. Significant Accounting Policies (Continued):

(b)   Principles of consolidation:

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Compania Minera Antero gold S.A. de C.V., Eureka Gold Inc., Luna Gold (China) Corp. and Luna Gold (Liaoning) Corp. All significant inter-company transactions and balances have been eliminated. Currently, Compania Minera Antero Gold S.A. de C.V., Luna Gold (China) Corp. and Luna Gold (Liaoning) Corp. are inactive.

(c)   Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and reasonable assumptions which impact the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting periods. Actual amounts may differ from these estimates.

(d)   Foreign currency:

The Company uses the United States dollar as its reporting currency.

Canadian operations, which have the Canadian dollar as the functional currency, are translated to United States dollars as follows: assets and liabilities are translated at the exchange rate at the balance sheet date; share capital at historical rates; and revenues and expenses are translated at the average rate for the period. Exchange gains and losses resulting from the translation are excluded from the determination of income and reported as a cumulative translation adjustment in stockholders' equity.

Other exchange gains and losses arising on the settlement of foreign currency denominated monetary items are included in the statement of operations.

(e)   Equipment:

Equipment is recorded at cost. Amortization is provided for at the following annual rates:

Asset	Basis	Estimated Useful Life
Computer hardware and software	Straight-line method	3 years

(f)   Stock options and stock-based compensation:

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its fixed stock option plan. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Compensation expense for stock options is recognized over the vesting period. Options granted to other than employees and directors are measured at their fair value as the services are performed and the options earned. For the nine-months ended September 30, 2006 and 2005, no stock–based compensation has been recognized in expenses.

2. **Significant Accounting Policies (Continued):**

If the fair-value method had been used, an additional expense of $338,576 would have been recognized for stock-based compensation for the nine-month period ended September 30, 2006 (2005 - $8,318), and $555,302 for the period from inception of new business on January 20, 2003 to September 30, 2006. Pro forma basic and diluted loss per share would have been $0.04 (2005 - $0.04), and $0.20 respectively.

The fair value has been calculated using the Black-Scholes option pricing model and the following factors: volatility – 90%; risk-free interest rate - 5%; dividend yield – Nil; term - five years. The average fair value of each option granted during the nine-month period ending September 30, 2006 is $0.20 (2005 - $0.17).

(g)   Loss per share:

Basic loss per share is calculated based on the weighted average number of common shares outstanding during the periods. Excluded from the weighted average number of common shares are 213,839 common shares (September 30, 2005 – 213,839) held in escrow that are to be released based on financial performance criteria (note 6 (a)).

Diluted loss per share is computed using the weighted average number of common and potentially dilutive common shares outstanding during the period. Excluded from the calculation of diluted loss per share are 2,890,000 stock options (2005 – 1,415,000).

(h)   Income taxes:

Income taxes are accounted for under the asset and liability method. Current taxes are recognized for the estimated income taxes for the current period. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the benefit of operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is not more likely than not that such deferred tax assets will be realized.

(i)   Mineral property interests

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income. When the existence of a proven or probable mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

3. **Mining Property Interests**

(a)   Blue Mountain Project

The Company entered into an agreement dated March 18, 2003 with Nassau Ltd. ("Nassau") a private U.S. company, to acquire a 100% interest in certain mining claims known as the Blue Mountain project. The project, which is made up of 31 unpatented mining claims, is located in

**3.	Mining Property Interests (Continued):**

Humboldt County, Nevada approximately 20 miles west of Winnemucca, Nevada (the "Blue Mountain Project").

In accordance with the terms of the agreement with Nassau, the Company has agreed that in order to acquire a 100% interest in the Blue Mountain Project, the Company will make the following payments and issue the following shares to Nassau:

(i)	50,000 shares were issued on August 8, 2003 when the TSX Venture Exchange (the "TSX") approved (the "Approval Date") the Blue Mountain Project as a "qualifying property" (as defined within the rules and policies of the TSX);

(ii)	An additional 50,000 shares were issued on Aug 8, 2004;

(iii)	On or before August 8, 2005 a payment in the amount of $20,000 (PAID);

(iv)	On or before August 8, 2006 a payment in the amount of $30,000 (PAID);

(v)	On or before August 8, 2007 a payment in the amount of $40,000;

(vi)	On or before August 8, 2008 a payment in the amount of $100,000; and

(vii)	On or before August 8, 2009 a payment in the amount of $1,300,000 (the "Final Payment").

Upon the Company making the Final Payment to Nassau then the Company will own 100% of the Blue Mountain Project subject only to a 2% net smelter royalty on all minerals (the "Royalty") and the Company will have the right to buy down the Royalty to a 1% NSR by paying Nassau the sum of $1,500,000 at any time prior to completion of the first year of production.

(b)	Red Rock Property

On March 4, 2004, the Company acquired an option on the Red Rock Property, and have the right to acquire a 100% interest, in these 80 mineral claims located in Lander County, Nevada, subject to a retained 3% net smelter royalty. The Company made an initial $5,000 payment upon execution of the agreement dated February 27, 2004. Further to an amended agreement dated September 9, 2005, the Company is required to make further cash payments and incur exploration expenditures totaling $1,400,000 each over a 15 year period at the Company's option as follows:

3. **Mining Property Interests (Continued):**

Due Date	Cash Payment			Work Commitment		
On execution of Agreement	$	5,000 (PAID)			--	
March 1, 2005	$	15,000 (PAID)		$	10,000 Completed	
March 1, 2006	$	25,000 (PAID)		$	50,000 Completed	
March 1, 2007	$	35,000		$	100,000	
March 1, 2008	$	50,000		$	100,000	
March 1, 2009	$	60,000		$	250,000	
March 1, 2010	$	60,000		$	250,000	
March 1, 2011	$	70,000		$	240,000	
March 1, 2012	$	70,000		$	50,000	
March 1, 2013	$	80,000		$	50,000	
March 1, 2014	$	90,000		$	50,000	
March 1, 2015	$	100,000		$	50,000	
March 1, 2016	$	100,000		$	50,000	
March 1, 2017	$	100,000		$	50,000	
March 1, 2018	$	100,000		$	50,000	
March 1, 2019	$	440,000		$	50,000	
TOTAL	$	1,400,000		$	1,400,000	

On February 15, 2006 the Company entered into a formal agreement with Centerra (U.S.) Inc. ("Centerra"), a wholly owned subsidiary of Centerra Gold Inc., on its Red Rock Property, 20 miles south of Battle Mountain Nevada. The formal agreement replaces a Letter of Intent completed in September 2005.

Centerra has the right to earn a 60% interest in Luna's leasehold interest in the claims comprising the Red Rock Project (the "Property") by spending $1.9 million over six years, at which time Centerra and Luna will form a joint venture. After formation of the joint venture, Centerra can earn an additional 15% interest in the Property by spending a further $3.1 million over four years. Luna leases the Property from an underlying owner and it is contiguous with a separate property owned by Centerra.

While under the Letter of Intent, Centerra conducted a mapping and sampling program and a gravity survey in late 2005. Centerra also expanded the land package by staking an additional 114 claims. Luna now has interest in 1,740 hectares.

Under the terms of the agreement, Centerra is responsible for all future cash payments and work commitment expenditures.

(c)   Trout Creek Project

On January 31, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Trout Creek Project, located in Humboldt County, Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

3. **Mining Property Interests (Continued):**

Due Date	Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (Paid)		--
January 31, 2007	$	10,000	$	25,000
January 31, 2008	$	15,000	$	50,000
January 31, 2009	$	20,000	$	100,000
January 31, 2010	$	40,000	$	125,000
January 31, 2011	$	80,000	$	200,000
January 31, 2012	$	830,000	$	500,000
Total	$	1,000,000	$	1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

(d) Stone Cabin Project

On February 3, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Stone Cabin Project, located in Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

Due Date	Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (Paid)		--
February 3, 2007	$	10,000	$	25,000
February 3, 2008	$	15,000	$	50,000
February 3, 2009	$	20,000	$	100,000
February 3, 2010	$	40,000	$	125,000
February 3, 2011	$	80,000	$	200,000
February 3, 2012	$	830,000	$	500,000
Total	$	1,000,000	$	1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

(e) Anchor Project

On June 26, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Anchor Project, located in Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

3.   Mining Property Interests (Continued):

Due Date	Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (Paid)		--
June 26, 2007	$	10,000	$	25,000
June 26, 2008	$	15,000	$	50,000
June 26, 2009	$	20,000	$	100,000
June 26, 2010	$	40,000	$	125,000
June 26, 2011	$	80,000	$	200,000
June 26, 2012	$	830,000	$	500,000
Total	$	1,000,000	$	1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

(f)   Eureka Project

On July 4, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Eureka Project, located in Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

Due Date	Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (Paid)		--
July 4, 2007	$	10,000	$	25,000
July 4, 2008	$	15,000	$	50,000
July 4, 2009	$	20,000	$	100,000
July 4, 2010	$	40,000	$	125,000
July 4, 2011	$	80,000	$	200,000
July 4, 2012	$	830,000	$	500,000
Total	$	1,000,000	$	1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

4.   Equipment:

	Cost	Accumulated Amortization	September 30, 2006 Net book value	December 31, 2005 Net book value
Computer hardware and software	$44,664	$43,380	$1,284	$1,651

5. **Commitments:**

The Company has entered into a lease with respect to office space. Arrangement has been made for Pathway Capital Ltd. (note 7 (b)) to manage and act as the Company's agent with respect to the lease. The Company will reimburse Pathway based on estimated usage of office space on a cost recovery basis. The balance of the 2006 lease obligation is estimated to be $6,357.

6. **Stockholders' Equity:**

(a) Escrowed stock:

At September 30, 2006, 213,839 (2005 – 213,839) common shares outstanding were held in escrow.

These shares are releasable from escrow on satisfaction of certain predetermined tests set out by the TSX Venture Exchange related to the generation of positive cash flow from operations. Stock not released from escrow within 10 years of the date of their issuance will be cancelled. Pursuant to the escrow agreements, holders of the stock may exercise all voting rights attached thereto except on a resolution to cancel any of the stock, and have waived their rights to receive dividends or to participate in the assets and property of the Company on a winding-up or dissolution of the Company. For accounting purposes these shares will be recorded at their fair value when the performance measures are satisfied with a charge in an equivalent amount to compensation expense.

(b) Stock options:

A summary of the status of the Company's stock options at September 30, 2006 and September 30, 2005 and changes during the periods ended on those dates is presented below:

| | September 30, 2006 | | September 30, 2005 | |
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of period	1,200,000 $	0.27	1,860,000 $	0.28
Granted	115,000	0.19	50,000	0.23
Granted	1,425,000	0.27	--	--
Granted	150,000	0.41	--	--
Exercised	--	--	--	--
Expired/ cancelled	--	--	(35,000)	0.25
Expired/ cancelled	--	--	(460,000)	0.30
Outstanding, end of period	2,890,000 $	0.27	1,415,000 $	0.27
Options exercisable	1,246,000 $	0.27	1,146,665 $	0.27

A total of 1,690,000 options were granted in the nine-month period ended September 30, 2006 of which 150,000 are still subject to a four month hold period which expires on December 24, 2006.

6.   Stockholders' Equity (Continued):

(c)   Warrants:

As at September 30, 2006, 7,567,835 warrants were outstanding and expire on January 18, 2007. Each warrant is convertible into one common share and is exercisable at $0.50.

7.   Related Party Transactions:

In addition to related party transactions disclosed elsewhere in these financial statements:

(a)   During the periods ended September 30 2006 and 2005, the Company paid or accrued, geological consulting fees to directors and/ or officers as follows:

	Three-Months Ended September 30,	Nine-Months Ended September 30,
2006	$ 9,000	$27,000
2005	$10,000	$73,464

The consulting fees are in the normal course of operations and are recorded at their exchange amount which is the price agreed to between the Company and the directors and officers.

(b)   The Company is charged by Pathway Capital Ltd. (Pathway), a company with one common director, CAD $2,500 per month in consideration for which Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total fees paid or accrued to Pathway during the periods ended September 30, 2006 and 2005 were as follows:

	Three-Months Ended September 30,	Nine-Months Ended September 30,
2006	$6,589	$19,766
2005	$6,321	$18,380

In addition, Pathway charges the Company for rent and other administrative services as follows:

	Three-Months Ended September 30,	Nine-Months Ended September 30,
2006	$22,490	$73,105
2005	$12,290	$42,291

8. **Financial Instruments and Risk Management:**

(a) Fair values:

The carrying amounts of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and amounts due to related parties approximate their fair values due to their ability for prompt liquidation or short-term to maturity. The fair value of payables, including note payables, to related parties is not readily determinable due to the lack of a ready market for such indebtedness.

(b) Foreign currency risk:

Foreign currency risk is the risk to the Company's earnings that arises from fluctuations in foreign currency exchange rates, and the degree of volatility of these rates. The Company does not yet have any sales, and accordingly, foreign exchange risk is not yet considered by management to be a material risk at September 30, 2006.

9. **Amounts Receivable:**

Of the amounts receivable, $30,185 is held in a trust account in China. Due to foreign exchange control of the People's Republic of China, this amount may not be convertible into foreign currency and remitted abroad.

10. **Subsequent Event:**

On October 11, 2006 the Company announced that it had agreed to terminate the agreement with Eldorado Gold Corp. ("Eldorado") under which Luna was to acquire Eldorado's interest in 50% of the issued shares of Aurizona Goldfields Corporation.

11. **Comparative Figures:**

Certain comparative figures have been reclassified to conform to the current period's presentation.

LUNA GOLD CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter Ended September 30, 2006

INTRODUCTION

This third quarter 2006 Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated interim financial statements for the period ended September 30, 2006 and the audited annual consolidated financial statements and the MD&A for the year ended December 31, 2005. The information contained within this MD&A is current to November 22, 2006, and stated in U.S. dollars, unless otherwise noted.

FORWARD LOOKING STATEMENTS

This quarterly report contains certain forward-looking statements. Much of the information included in this report includes or is based upon estimates, projections or other "forward looking statements". Such forward-looking statements include any projections or estimates made by management in connection with the Company's business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management's current judgment regarding the direction of the Company's business, actual results will almost always vary, sometimes materially, from any estimates, prediction, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outlined below. Management caution the reader that important factors in some cases have affected and in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements."

OVERALL PERFORMANCE

For the year to date on our Nevada operations we have focused on acquiring projects; four new projects have been added, Trout Creek, Stone Cabin, Eureka, and Anchor. For Trout Creek and Eureka, where the targets are more clearly defined, the projects have been introduced to a few potential partners. Although the targets are clearer, we anticipate that both of these projects will require some more ground work (mapping, sampling, and filling out the land package) before they will be ready for optioning out. Anchor and Stone Cabin are both at an earlier stage of exploration than Trout Creek and Eureka; therefore, they will need at least one stage of mapping and sampling to delineate targets.

At our Red Rock project, Centerra (U.S.) Inc. has completed its initial drill program, which was started in late July. Two holes were drilled on Luna's ground. Assay results are still outstanding due to enormous workload facing the assay labs in Nevada. Even without the assay results, Centerra has given informal indication that they will continue spending on the property in 2007.

At Anchor, a first pass of mapping and rock sampling has been completed. Two zones of brecciated and silicified Mesozoic sedimentary rocks have been identified, existing as windows in cover of Tertiary volcanics. Future work will focus on identifying other windows of sedimentary rocks. Unfortunately, the soil in the area is very sandy and is not well suited to soil sampling programs. The company is considering other cost effective methods of quickly prospecting the surrounding area.

At Trout Creek, work has focused on acquiring the entire package of available prospective ground. Having successfully completed that step, targets have been generated from the compilation of previous work. Luna has introduced the project to prospective partners, but before the project can be optioned out Luna may have to undertake some soil-sampling and mapping to fill in holes in the database and further define the targets.

Work at Stone Cabin and Eureka, has been limited to filling out the company's land position in favour of advancing the work at the other projects.

Luna had entered into an agreement to acquire Eldorado Gold Corporation's ("Eldorado") interest in Aurizona Goldfields Corporation ("Aurizona"). Aurizona owns Mineracao Aurizona S.A ("MASA"), its operating company, and MASA's main asset is the 100% ownership of the Piaba gold project ("Piaba") in Maranhao State, Brazil. The acquisition was scheduled to close on October 11th but Luna and Eldorado mutually agreed to terminate their agreement. The agreement was terminated in order to negotiate a new agreement that would accommodate the sale of Brascan's interest; Brascan being the other 50% owner of Aurizona. Assuming that Luna can successfully negotiate the purchase of both interests, Luna next step will be to review the significant technical data available and settle on a work program. Piaba has an open pitable, indicated resource of 500,000 oz at a grade of 1.27 g/t and a further open pitable inferred resource of 350,000 oz at 1.27 g/t. The majority of the resource ounces occur as weathered oxides at less than 70 m depth. The above resource estimates are historical and do not conform to the standards of National Instrument 43-101; they may vary materially from estimates made in accordance with the classification made pursuant to NI 43-101 and should not be relied upon. The Company's qualified person ("QP") has not done sufficient work to classify the historical estimate as current mineral resource and is not treating the historical estimates as current mineral resources as defined in NI 43-101. However, the Company's QP believes the historic estimate is relevant and offers a fair description of the Project's known mineralization.

Luna will maintain is current strategy of project generation in Nevada, and supplement it with opportunistic acquisitions of resource projects.

Our financial statements contained in this quarterly report have been prepared on a going concern basis, which assumes that we will be able to realize our assets and discharge our obligations in the normal course of business. We incurred net losses from operations for the three-month period ended September 30, 2006, for the three-month period ended September 30, 2005 and for the period from the inception of our mining business as of January 20, 2003 to September 30, 2006 of $269,534, $57,913 and $3,052,323, respectively. We did not earn any revenue, aside from interest income, during the nine-month period ended September 30, 2006 and the year ended December 31, 2005.

RESULTS OF OPERATIONS

Three-month period ended September 30, 2006

We incurred a net loss of $269,534 for the three-month period ended September 30, 2006, resulting in a loss per share of $0.01. The loss was attributable to operating expenses of

$275,748 which was partially offset by interest income of $5,617.

During the period, we incurred exploration expenses of $151,429, $6,002 in filing fees, $9,352 in general and administrative expenses, $6,685 in management fees, $65,598 in professional fees, $3,611 in rent, $7,705 in travel expenses, and $22,777 in wages and benefits.

For the quarter ended September 30, 2006, our loss increased which highlighted the Company's different activities between the current and prior periods. As was the case in the previous quarter, the Company was focused towards negotiating a share purchase agreement to acquire a possible 50% interest in Aurizona Goldfields Corporation ("Aurizona"). Since last year's quarter the Company discontinued the Chinese joint ventures, joint ventured our Red Rock property and exploration spent less on our Blue Mountain Project. Accordingly, as we discontinued our joint ventures the equity loss from our joint ventures decreased. We incurred $151,429 in exploration costs which included the initial option payments for our Anchor and Eureka project and some preliminary geological work on our Trout Creek, Stone Cabin, Anchor and Eureka projects which are located in southern Nevada. Exploration expenses also increased compared to the prior year and included generative exploration expenses as we investigated potential projects, which included the possible acquisition of Aurizona. Expenses related to project generation includes consulting fees and wages related to the Company's Chief Operations Officer and related travel expenses.

The Company currently has two employees which consist of the Chief Executive Officer and the Chief Operations Officer. Wages and benefits were approximately the same amount in both periods as the Chief Operations Officer has been charged to exploration expenses. Professional fees increased due to legal work involved in performing due diligence for potential projects, which included due diligence related to Aurizona, and in meeting our general regulatory requirements. Travel decreased as during the prior year the Company was active in investigating potential projects in China during the first part of the previous year's quarter. General and administrative expenses, rent and management fees remained approximately the same as the Company's administrative and regulatory situation remained unchanged.

Three-month period ended September 30, 2005

We incurred a net loss of $57,913 for the three-month period ended September 30, 2005, resulting in a loss per share of $0.00. The loss was attributable to operating expenses of $3,810 and a foreign exchange loss of $58,096 offset by interest income of $3,993.

During the period we incurred exploration expenses of $60,205 and a recovery from our Chinese joint ventures of $152,169. We also incurred $808 in depreciation and amortization, $1,737 in filing fees, $8,500 in general and administrative expenses, $6,321 in management fees, $40,878 in professional fees, $2,796 in rent, $14,642 in travel expenses and $19,523 in wages and benefits.

During the quarter we reached an agreement with our joint venture partner and received government approval to terminate our Chinese joint ventures which resulted in a recovery of $152,169 due to ownership increases to 100% from 70% and 80% for Dongchuan and Gongguo projects respectively. Accordingly the Company was entitled to receive all the assets from its inactive joint ventures after a termination fee was paid to our joint venture partners. The Company spent $60,205 on exploration compared to $67,329 in the previous year's quarter's period.   Exploration expenses consist of geologist fees and expenses incurred analyzing property opportunities in China. A portion of these expenses were previously paid through our joint ventures. Also included were expenses related to establishing business contacts in China prior to concluding our projects in China. Exploration fees also included claim fees for our Blue Mountain which were $26,149 for the quarter. Exploration expenses decreased compared to the prior year as only one month's of geologist fees to a director of the company were paid compared to three months of fees in the prior year's quarter.

Professional fees were approximately equal to the prior period due to legal work involved in redomiciling the Company back to Canada from Wyoming during the current quarter and professional fees relating to work establishing our Chinese joint ventures in the previous quarter. Travel expenses decreased as travel to by directors and officers to China during the prior year's quarter did not occur in the current quarter. Wages and benefits remained approximately equal compared to the prior year's quarter as the new Chief Executive Officer hired by the company was employed for the entire quarter for both years. Management fees were constant as the monthly charge is approximately $2,000 per month.

Nine-month period ended September 30, 2006

We incurred a net loss of $620,971 for the nine-month period ended September 30, 2006, resulting in a loss per share of $0.03. The loss was attributable to operating expenses of $601,456 which was increased by a foreign exchange loss of $32,114 and offset by interest income of $12,599.

During the period, we incurred exploration expenses of $239,364, $15,500 in filing fees, $26,511 in general and administrative expenses, $19,863 in management fees, $206,175 in professional fees, $11,057 in rent, $27,685 in travel expenses, $68,955 in wages and benefits, and an expense recovery of $18,292.

For the nine-month period ended September 30, 2006, our loss decreased marginally compared to the previous year's period. However, the Company's focus changed between the two periods as we discontinued our Chinese joint ventures in 2005, joint ventured our Red Rock property and spent less on exploration on our Blue Mountain Project. We incurred $239,364 in exploration expenses as the Company entered into several new project agreements and was focused on the possible acquisition of Aurizona Goldfields, a company with a property in Brazil. Exploration costs consisted of the initial option payments and preliminary geological work on our Trout Creek, Stone Cabin, Anchor and Eureka projects as well as generative exploration costs associated with Aurizona such as wages related to the Company's Chief Operations Officer who was hired during the period and related travel costs. Also included in exploration costs, were the current year's option payment which relates to the Company maintaining its Blue Mountain project. Although the balance was approximately the same compared to the prior year, exploration costs in 2005 consisted of costs related to generative exploration in China in addition to exploration on our Blue Mountain and Red Rock projects. Professional fees relate to legal work involved in due diligence, which includes $106,268 relating to the possible Aurizona transaction, and to meet our general regulatory requirements. Equity loss from operation of resource properties joint ventures, and travel decreased as during the prior year the Company was still active in China.

The Company currently has two employees which consist of the Chief Executive Officer and the Chief Operations Officer. Wages and benefits were approximately the same amount in both periods as the Chief Operations Officer has been charged to exploration expenses. Filing fees decreased over the prior period as the Company completed a private placement in 2005 and the related fees to the TSX-V were incurred. General and administrative expenses, rent and management fees were approximately the same as the Company's administrative and regulatory situation has remained unchanged.

Nine-month period ended September 30, 2005

We incurred a net loss of $656,057 for the nine-month period ended September 30, 2005, resulting in a loss per share of $0.03. The loss was attributable to operating expenses of $638,704, interest expense of $1,733 and a foreign exchange loss of $21,154 which was offset by interest income of $5,534.

During the period we incurred $2,350 in depreciation and amortization, $236,002 in exploration expense, $26,136 in filing fees, $30,250 in general and administrative expenses, $18,380 in management fees, $3,140 in marketing and promotion expenses, $126,984 in professional fees, $8,986 in rent, $50,993 in travel and conference and $68,551 in wages and benefits.

Exploration expenses decreased slightly compared to the prior year's period as we ceased our projects in China and starting the process of winding up our joint ventures. Exploration expenses, not including our joint venture loss, relate to geologist fees and assay costs as we concluded our projects in China. A portion of these expenses were previously paid through our joint ventures. Also, included are generative exploration costs associated with project generation in China and relate to reviewing property opportunities and establishing business contacts in China in addition to exploration expenses related to work performed on our Red Rock and Blue Mountain properties. The work performed on the projects included mapping, sampling, data compilation, claims fees and also includes costs related to area reconnaissance work. Exploration expenses related to Red Rock were as follows: $7,014 in geologist fees, $2,217 in analysis, $3,756 in supplies, travel and transportation and $18,257 in staking and claim fees. The exploration expenses related to Blue Mountain consisted of $26,149 in claim fees. Exploration expenses decreased slightly when compared with the same period in 2004 as the Company agreed to retroactively compensate a director of the Company for consulting fees to November 2003 as this is when he began his efforts to acquire properties in China began. Professional fees increased primarily due to legal work involved in redomiciling the Company back to Canada from Wyoming. Travel expenses decreased as several directors spent time traveling in China during the prior period's quarter and the Company agreed reimburse a director for travel expenses in China retroactive to November 2003. Wages and benefits also increased over the prior year's quarter as the company hired a new Chief Executive Officer who joined the company in late June 2004. Management fees were constant as the monthly charge is approximately $2,000 per month.

SUMMARY OF QUARTERLY RESULTS

Quarters Ended:

	Sept 30, 2006	June 30, 2006	Mar 31, 2006	Dec 31, 2005
	$	$	$	
Interest and other Income	5,617	6,744	238	1,434
Net loss for the period	(269,534)	(226,398)	(125,039)	(232,863)
General and administration expenses	154,103	180,557	109,816	163,419
Exploration expenses	151,429	16,788	18,059	68,970
Net loss per share, basic and fully diluted	(0.01)	(0.01)	(0.01)	(0.01)

Quarters Ended:

	Sept 30, 2005	June 30, 2005	Mar 31, 2005	Dec 31, 2004
	$	$	$	$
Interest and other Income	3,992	1,513	--	--
Net loss for the period	(57,913)	(249,011)	(349,133)	(422,033)
General and administration expenses	110,878	182,475	132,464	179,048
Exploration expenses	(107,876)	87,762	230,651	231,817
Net loss per share, basic and fully diluted	(0.00)	(0.01)	(0.02)	(0.02)

We did not earn any revenue during the three-months ended September 30, 2006 and 2005 aside from interest income. Our losses increased from December 2004 to June 30, 2005 as we were still active in China and conducted work on our Red Rock property and Blue Mountain Project. Our losses decreased during the periods from September 30, 2005 to March 31, 2006 as we wound up our Chinese joint ventures, joint ventured our Red Rock property and exploration has slowed on our Blue Mountain Project. Our losses for the current quarter have again increased, mainly due to due diligence relating to the possible acquisition of Aurizona and other generative exploration.

LIQUIDITY AND CAPITAL RESOURCES

Our capital resources have been limited. We currently do not, and will not, generate revenue from business operations in the foreseeable future, and to date have relied on the sale of equity and related party loans for cash required for our operations. There can be no assurances that future financing will be available on reasonable terms or any outstanding share purchase warrants will be exercised.

Total cash and cash equivalents as at September 30, 2006 and December 31, 2005, were respectively, $36,705 and $878,477 while the Company also held $256,748 in short-term investments at the end of the current quarter. Working capital as at September 30, 2006, and December 31, 2005, were respectively, $262,057 and $866,998. The decrease in working capital between September 30, 2006 and December 31, 2005 was primarily attributable to operating expenses of $601,456.

The Company has entered into a lease with respect to office space. Arrangement has been made for Pathway Capital Ltd. to manage and act as the Company's agent with respect to the lease. The Company will reimburse Pathway based on estimated usage of office space on a cost recovery basis. The balance of the 2006 lease obligation is estimated to be $6,357.

TRANSACTIONS WITH RELATED PARTIES

In addition to related party transactions disclosed elsewhere in this MD&A:

During the periods ended September 30 2006 and 2005, the Company paid or accrued, geological consulting fees to directors and/ or officers as follows:

	Three-Months Ended September 30,	Nine-Months Ended September 30,
2006	$9,000	$27,000
2005	$10,000	$73,464

The consulting fees are in the normal course of operations and are recorded at their exchange amount which is the price agreed to between the Company and the directors and officers.

The Company is charged by Pathway Capital Ltd. (Pathway), a company with one common director, CAD $2,500 per month in consideration for which Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total fees paid or accrued to Pathway during the periods ended September 30, 2006 and 2005 were as follows:

	Three-Months Ended September 30,	Nine-Months Ended September 30,
2006	$6,589	$19,766
2005	$6,321	$18,380

In addition, Pathway charges the Company for rent and other administrative services as follows:

	Three-Months Ended September 30,	Nine-Months Ended September 30,
2006	$22,490	$73,105
2005	$12,290	$42,291

RISK FACTORS

Government Regulation

Mining operations and exploration activities are subject to various national, state, and local laws and regulations in the United States, which govern prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. We believe that we are in compliance in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in the United States.

Environmental Regulation

Our mining operations and exploration activities are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive. Our policy is to conduct business in a way that safeguards public health and the environment. We believe that our operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where we operate could require additional capital expenditures and increased operating and/or reclamation costs. Although we are unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could render certain mining operations uneconomic.

Competition

We compete with other mining companies in connection with the acquisition of gold and other precious metals properties. There is competition for the limited number of gold acquisition opportunities, some of which is with other companies having substantially greater financial resources than we do. As a result, we may have difficulty acquiring attractive gold mining/exploration properties.

We believe no single company has sufficient market power to affect the price or supply of gold in the world market.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of the Company's financial condition and results of operations, including the discussion on liquidity and capital resources, are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States and are stated in United States Dollars. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments.

The going concern basis of presentation assumes the Company will continue in operation throughout the next fiscal year and into the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exists which raise substantial doubt upon the validity of this assumption. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

The Company's future operations are dependent upon its ability to obtain third party financing in the form of debt and equity and ultimately to generate future profitable operations or income from investments. As of November 22, 2006 the Company has not generated revenues, and has experienced negative cash flow from operations. The Company may look to secure additional funds through future debt or equity financings. Such financings may not be available or may not be available on reasonable terms.

DISCLOSURE CONTROLS AND PROCEDURES

Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at September 30, 2006 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

OTHER MD&A REQUIREMENTS

Outstanding share data:

	Number of Shares	Value
Balance as of November 22, 2006	24,572,700	$6,880,160 CDN

Summary of stock options outstanding:

Number of Options	Option Price for Common Share	Expiry Date
625,000	US$0.25	September 21, 2008
300,000	US$0.30	June 7, 2009
225,000	US$0.30	June 30, 2009
50,000	US$0.23	April 8, 2010
115,000	CDN$0.22	February 2, 2011
1,425,000	CDN$0.30	May 15, 2011
150,000	CDN$0.45	August 24, 2011

Summary of warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date
7,567,835	US$0.50	January 18, 2007

Exploration costs for the nine-months ended September 30, 2006 by property:

Blue Mountain Project	Red Rock [1]	Trout Creek Project	Stone Cabin Project	Anchor Project	Eureka Project
$37,555	Nil	$21,937	$17,479	$16,815	$5,017

[1] Property exploration costs are paid by Centerra (U.S.) Inc. as per terms of the joint venture agreement discussed earlier.

ON BEHALF OF THE BOARD OF DIRECTORS

"Tim Searcy"

Vancouver, British Columbia

Tim Searcy, Director